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                                                                   Bel Fuse Inc.
                                                            206 Van Vorst Street
                                                          Jersey City,  NJ 07302
                                                                 www.belfuse.com
                                                                tel 201.432.0463
                                                                fax 201.432.9542



                                                          Filed by Bel Fuse Inc.
                                Pursuant to Rule 425 under the Securities Act of
                                          1933 and deemed filed pursuant to Rule
                                14a-12 under the Securities Exchange Act of 1934

                                     Subject Company: Artesyn Technologies, Inc.
                                                      Commission File No. 0-4466

                              FOR IMMEDIATE RELEASE
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INVESTOR CONTACT:                                               COMPANY CONTACT:
Neil Berkman Associates                                        Daniel Bernstein
(310) 277-5162                                                        President
info@berkmanassociates.com                                       (201) 432-0463
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                        BEL REITERATES PROPOSAL TO MERGE
                            WITH ARTESYN TECHNOLOGIES


           JERSEY CITY, N.J. -- September 23, 2004 -- BEL FUSE INC. (NASDAQ:BELFA & NASDAQ:BELFB) announced today that it remains committed to pursuing a possible acquisition of Artesyn Technologies, Inc. and reiterated its proposal for a stock for stock merger in which Bel would issue 0.265 shares of its Class B common stock for each share of Artesyn stock.

           Daniel Bernstein, President and Chief Executive Officer of Bel, stated "I am extremely disappointed that Artesyn's board has declined all of our offers to meet and review our proposal. It is not at all obvious to me or our board how Artesyn can determine the adequacy of our proposal when we have not yet had a chance to discuss our strategic plan and the benefits we see in a combination."

           Mr. Bernstein added, "We continue to believe that our merger proposal represents a sound and compelling proposition for both sets of shareholders. As we stated in our August 31, 2004 letter to Artesyn, we believe that the proposed strategic combination of Artesyn and Bel would create one of the strongest electro-mechanical vendors in the world, supplying a broad array of components and subsystems to most of the leading computing, networking and telecommunications companies around the globe. In our view, Artesyn shareholders would not only receive a significant premium over the share price in effect prior to our previously announced purchases of Artesyn common stock, but they would also maintain ownership in a company which we believe would have a significantly greater opportunity for growth and stock price appreciation going forward."

           Mr. Bernstein noted that while Artesyn's stock has underperformed most of the major indices, including the S&P 500 and the NASDAQ Composite Index, over the past five years, Bel's stock has outperformed these indices and has appreciated by more than 140% during the same time period. For the two and a half years ended June 30, 2004, Bel's cumulative net earnings amounted to $26,243,000, while Artesyn lost $119,449,000. In addition, Bel's total shareholders' equity at the end of the most recent quarter was approximately one third larger than Artesyn's.

           Mr. Bernstein concluded that Bel remains willing to entertain negotiations with Artesyn regarding a transaction and would welcome the opportunity to consider non-public information about Artesyn in order to determine if any enhanced values might be demonstrated by such information.

           Bel will discuss this press release during a conference call at 4:15 p.m. EDT on Monday, September 27, 2004. You can dial-in for the live call at (212) 896-6010, reservation #21209487. The live call can be accessed from the Investor Info link at www.BelFuse.com. The webcast will be archived and available for replay after 6:00 p.m. EDT at this same Internet address. For a telephone replay, dial (800) 633-8284 (domestic), or (402) 977-9140 (international), reservation #21197488 after 6:00 p.m. EDT.


                                     (more)

BEL REITERATES PROPOSAL TO MERGE WITH ARTESYN TECHNOLOGIES
September 23, 2004
Page Two

ABOUT BEL

      Bel (www.belfuse.com) and its subsidiaries are primarily engaged in the design, manufacture and sale of products used in networking, telecommunications, high speed data transmission, automotive and consumer electronics. Products include magnetics (discrete components, power transformers and MagJack(R) connectors with integrated magnetics), modules (DC/DC converters, integrated analog front end modules, custom designs), circuit protection (miniature, micro and surface mount fuses) and interconnect devices (passive jacks, plugs and cable assemblies). The Company operates facilities around the world.

SAFE HARBOR STATEMENT

      The non-historical statements in this press release constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Bel cannot provide assurances that the proposal described in this press release will be successfully completed nor that we will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: achievement of the expected annual savings and synergies from the proposed business combination; competitive product and pricing pressures; any future legal proceedings, including any litigation with respect to the proposal; as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in Bel's Securities and Exchange Commission filings.

OTHER INFORMATION

      If Artesyn accepts Bel's proposal, it is expected that Artesyn and Bel will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. IF ARTESYN ACCEPTS BEL'S PROPOSAL AND SUCH A JOINT PROXY STATEMENT/PROSPECTUS IS FILED, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain any such filed documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Bel with respect to the proposed transaction may be obtained free of charge by writing to Bel Fuse Inc., 206 Van Vorst Street, Jersey City, New Jersey 07032 (Attn: Investor Relations) or by calling 201-432-0463.

      IF ARTESYN ACCEPTS BEL'S PROPOSAL AND SUCH A JOINT PROXY
STATEMENT/PROSPECTUS IS FILED, INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

      Bel and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Bel shareholders. If Artesyn accepts Bel's proposal, Artesyn and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Artesyn shareholders. Shareholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Note: This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Artesyn or Bel. Should any such offer be commenced, Bel will file and deliver all forms, notices and documents required under state and federal law.


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